Exhibit 99.1

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2018

To the shareholders of XTL Biopharmaceuticals Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel at 10:00AM. (Israel Time), on May 15, 2018.

The agenda of the Meeting will be as follows:

1.	To re-elect Mr. Oded Nagar and Mrs. Osnat Hillel Fein to hold office, for a second term, as external directors in the Company, commencing as of March 25, 2018 for a period of Three (3) years, until March 24, 2021.

Only shareholders and holders of ordinary shares represented by American Depositary Shares at the close of business on April 15, 2018 are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to us at 5 Badner Street, Ramat Gan 5218102, Israel, Attention: Chief Executive Officer.

By Order of the Board of Directors

/s/ Shlomo Shalev
Chairman of the Board
April 10, 2018

5 Badner St.

Ramat Gan, Israel, 5218102

PROXY STATEMENT

FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 15, 2018

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.1 per share and holders of our ordinary shares that are represented by American Depository Shares, or ADSs, in connection with AN Extraordinary General Meeting of Shareholders, to be held on May 15, 2018, at 10:00 a.m. Israel time at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum &Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “XTL Biopharmaceuticals,” “XTL,” “we”, “us”, “our” and the “Company” to refer XTL Biopharmaceuticals Ltd. and terms such as “you” and “your” to refer to our shareholders and ADS holders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.       To re-elect Mr. Oded Nagar to hold office as an external director of the Company, commencing on March 25, 2018 for a period of Three (3) years, until March 24, 2021.

2.       To re-elect Mrs. Osnat Hillel Fein to hold office as an external director of the Company, commencing on March 25, 2018 for a period of Three (3) years, until March 24, 2021.

We currently are unaware of any other matters that may be raised at the extraordinary meeting. Should any other matters be properly raised at the extraordinary meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” each of Proposals 1 to 2.

Who Can Vote

Only shareholders and ADS holders at the close of business on April 16, 2018 shall be entitled to receive notice of and to vote at the extraordinary meeting.

How You Can Vote

You can vote your ordinary shares by attending the extraordinary meeting. If you do not plan to attend the extraordinary meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

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Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting a proxy card, which has been published at www.magna.isa.gov.il, to the Company's office at 5 Badner Street, Ramat Gan 5218102, Israel.

Please follow the instructions on the proxy card.

Shareholders Holding in “Street Name” through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the extraordinary meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on April 10, 2018 and attach to it a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares on the record date, and return the proxy card, along with the proof of ownership certificate, to the offices of our attorneys, Doron Tikotzky Kantor Gutman Cederboum & Amit Gross. (Attention:Ron Soulema, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, as described in the instructions available on MAGNA.

If you choose to attend the extraordinary meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

Holders of ADSs

Under the terms of the Deposit Agreement between the Company, The Bank of New York Mellon, as depositary, or BNY Mellon, and the holders of our ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by BNY Mellon from any holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by BNY Mellon for such purpose, BNY Mellon shall not vote or attempt to vote the shares represented by such ADSs.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Our Board of Directors urges you to vote your shares so that they will be counted at the extraordinary meeting or at any postponements or adjournments of the extraordinary meeting.

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Solicitation of Proxies

By appointing “proxies”, shareholders and ADS holders may vote at the extraordinary meeting whether or not they attend. If a properly executed proxy in the attached form is received by us at least 48 hours prior to the extraordinary meeting (and received by BNY Mellon no later than the date indicated on the voting instruction card, in the case of ADS holders), all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matter described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the extraordinary meeting or any adjournment thereof.  Shareholders and ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with us (in the case of holders of ordinary shares) or with BNY Mellon (in the case of holders of ADSs), a written notice of revocation or duly executed proxy bearing a later date.

Proxies are being distributed to shareholders on or about April 10, 2018 and ADS holders on or about April 26, 2018. Certain officers, directors, employees, and agents of ours, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies Law, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman Cederboum & Amit Gross. (Attention: Ron Soulema, Adv) located at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the extraordinary meeting (i.e. May 5, 2018). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e., May 10, 2018).

Quorum

At the close of business on April 9, 2018, we had outstanding 514,205,799 ordinary shares, of which 270,827,000 were represented by ADSs. Each ordinary share (including ordinary shares represented by ADSs) outstanding as of the close of business on the record date is entitled to one vote upon each of the matters to be voted on at the extraordinary meeting.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Vote Required for Each Proposal

The approval of each of Proposal 1 through 2 above require the affirmative vote of simple majority of voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

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Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares. As of the date hereof, we have no controlling shareholder within the meaning of the Companies Law.

The Companies Law requires that each shareholder voting on Proposal 1 through 2 indicate whether or not the shareholder has a personal interest in the proposed resolution. Otherwise, the shareholder is not eligible to vote on such proposal. As such, in the proxy card attached to the proxy statement you will be asked to indicate whether you have a personal interest with respect to Proposals 1 or 2. If any shareholder casting a vote in connection hereto does not notify us whether or not they have a personal interest with respect to Proposals 1 or 2, their vote with respect to Proposals 1 or 2, as applicable, will be disqualified.

If you provide specific instructions (mark boxes) with regard to certain proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares (or ADSs representing shares) beneficially in street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker or BNY Mellon how to vote. For all proposals, a broker (and BNY Mellon) may only vote in accordance with instructions from a beneficial owner of shares or ADSs.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.xtlbio.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the Securities and Exchange Commission, or Commission. Our filings with the Commission may be inspected without charge at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSALS 1-2:

RE-ELECTION OF EXTERNAL DIRECTORS

Background

In accordance with the Israeli Companies Law and the relevant regulations, we must have at least two external directors who meet the statutory requirements of independence. Under Israeli Companies Law, an external director serves for a term of three years, which may be extended for two additional three-year terms. Further, an external director can be removed from office only under very limited circumstances. In addition, under the Israeli Companies Law, all of the external directors must serve on our audit committee and compensation committee (including one external director serving as the chairman of our audit committee and as the chairman of our compensation committee), and at least one external director must serve on each other committee of our board of directors.

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To qualify as an external director, an individual must meet various independence requirements, including that such individual may not have, and may not have had at any time during the previous two years, any “affiliation” (as defined in the Israeli Companies Law) with the company or with certain of its affiliates. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director.

Mr. Oded Nagar and Mrs. Osnat Hillel Fein serves as our external directors from March 2015 and the re-election proposed herein will be for a second serve of 3 years commencing as of March 25, 2018.

Oded Nagar joined our Board of Directors in March 2015. He currently serves as CEO and Owner of ABC – Advance Business Consulting Ltd, as the CEO of Galaxy Properties and Real Estate LTD and as a board member of Bunkersec Ltd. In addition to serving as a board member on a number of TASE listed companies, including IDB Development LTD, Gamatronic Electronic Industries LTD and Biri-Barashi Ltd., Mr. Nagar was the CEO and Founder of Pretium Group LTD/Pretium Renewable Energy LTD, VP Finance and Operations at Matrix IT (Formula Group) and the CFO of Bashan Systems (Formula Group). Previously, Oded worked in the Department of the General Controller at the Ministry of Finance in Israel, as an accountant at KPMG Israel and as an Economist at Bank Leumi. He earned an MBA in Finance and Banking and Information Systems and a BA in Accounting and Economics from the Hebrew University of Jerusalem. Mr. Nagar is also a Certified Public Accountant in Israel.

Osnat Hillel Fain joined our Board of Directors in March 2015. She most recently served as Founder, Director and Managing Partner of Newton Propulsion Technologies LTD. In addition to serving as a board member on a number of TASE listed companies, including First ET View LTD, Priortech LTD, Aran R&D (1982) LTD, LeumiStart Fund and SDS LTD, Ms. Fain was the Business Development Manager at Giora Eiland Ltd., a representative of The Cheyne Capital Group in Israel, CEO of InterVision, Co-manager of the Aran Medical Ventures hedge fund, Marketing Manager at Datasphere Ltd. and an independent marketing consultant for TCB. She earned an Executive MBA and a BA in Humanities at Tel Aviv University and completed a one year course in Management at the Tel Aviv campus of the College of Management.

Proposed Resolutions

It is proposed that at the extraordinary meeting the following resolutions be adopted:

“RESOLVED, that the re-election of Mr. Oded Nagar as an external director of the Company, commencing on March 25, 2018 for a period of Three (3) years, until March 24, 2021 be, and hereby is, approved in all respects..”

“RESOLVED, that the re-election of Mrs. Osnat Hillel Fein as an external director of the Company, commencing on March 25, 2018 for a period of Three (3) years, until March 24, 2021 be, and hereby is, approved in all respects.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the re-election of the External Directors. In addition, the shareholders’ approval must either include at least a majority of the ordinary shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the re-election of the External Directors, or the total ordinary shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than 2% of the outstanding ordinary shares.

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For this purpose, you are asked to indicate on your proxy card or voting instruction card whether you have a personal interest in the re-election of the External Directors. Under the Israeli Companies Law, in general, you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than the Company, that is affiliated to you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of the foregoing external directors nominees.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

/s/ Shlomo Shalev
Shlomo Shalev Chairman of the Board
Dated: April 10, 2018

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